FILING PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILER: K2 INC.

SUBJECT COMPANY: FOTOBALL USA, INC.

COMMISSION FILE NO. 0-24608

The following is a press release dated November 26, 2003 concerning the proposed merger disclosed on the Current Report on Form 8-K filed by K2 Inc. on November 26, 2003.

Carlsbad, California – November 26, 2003 – K2 Inc. (NYSE: KTO) today announced that it has agreed to purchase Fotoball USA (Nasdaq: FUSA) in an all stock transaction. The agreement provides for an exchange offer of K2 common shares for Fotoball USA common shares followed by a merger in which Fotoball USA would become a wholly-owned subsidiary of K2 Inc. In the transaction, each outstanding share of Fotoball USA will be exchanged for 0.2757 shares of K2 common stock. Based on the average closing price of K2 shares of $15.85 for the 20 trading days ending November 25, 2003, the value of the transaction is $17.2 million, or $4.37 per share for Fotoball USA shareholders, plus assumed liabilities. The transaction, which is subject to regulatory review and other customary conditions, is to be finalized by the end of January 2004. Fotoball expects revenue of approximately $31 million for the fiscal year ended December 31, 2003. K2 indicated that it expects the transaction to be accretive to its earnings in the first 12 months following completion of the transaction and beyond.

“Fotoball has a successful franchise in marketing and manufacturing souvenir and promotional products principally for team sports, and we are excited about the opportunity to expand that capability in all of K2’s sporting goods lines”, stated Richard J. Heckmann, K2 chairman and chief executive officer. “The fit with our Rawlings division will make both companies stronger in the marketplace. Fotoball also has proven expertise in licensing programs which will assist us as we seek additional revenue sources for our portfolio of brands.”

Michael Favish, Fotoball chairman and chief executive officer, stated “This transaction represents a great opportunity for our shareholders, customers and licensing partners. K2’s tremendous resources and powerful line-up of brands will provide a great platform from which Fotoball will realize its full potential while also delivering tremendous synergies and opportunities for the entire K2 family.”

Under the terms of the merger agreement, K2 will first commence an exchange offer in which tendering Fotoball USA stockholders will receive 0.2757 of a share of K2 common stock for each share of Fotoball USA common stock tendered in the offer. The exchange offer, if completed, will be followed by a back-end merger for the same consideration as offered in the exchange offer. The Board of Directors of Fotoball USA, upon the recommendation of a special committee, has approved and adopted the merger agreement and has resolved to recommend that Fotoball USA stockholders accept the offer and tender their Fotoball USA stock in the offer.

The transaction is expected to qualify as a “tax-free” reorganization for federal income tax purposes. Consummation of the transaction is subject to the condition that there be validly tendered, and not withdrawn, at least a majority of the shares of Fotoball USA’s outstanding common stock and certain shares subject to options, receipt of certain regulatory approvals and other customary conditions and termination provisions. In addition, Fotoball USA will have the ability to terminate the agreement if the average closing price for K2’s shares for any ten trading days ending not later than two trading days prior to the expiration of the offer is less than $11.78.

Guidance

K2 also reaffirmed guidance for the remainder of fiscal 2003. The Company expects fourth quarter diluted earnings per share to be $0.05, assuming diluted shares outstanding of 29.3 million. On a full year basis for fiscal 2003, the Company expects earnings per share to be $0.56 on projected average diluted shares of 25.6 million.

About K2 Inc.

K2 Inc. is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. K2’s portfolio of leading brands includes Rawlings, Worth, Shakespeare, Pflueger, Stearns, K2, Ride, Olin, Morrow, Tubbs and Atlas. K2’s diversified mix of products is used primarily in team and individual sports activities such as baseball, softball, fishing, watersports activities, alpine skiing, snowboarding, snowshoeing, in-line skating and mountain biking. Among K2’s other recreational products are Dana Design backpacks, Planet Earth apparel, and Adio and Hawk skateboard shoes. K2 also manufacturers and markets Shakespeare extruded fishing lines and monofilaments, and marine antennas and marine accessories.

About Fotoball USA

Fotoball is a premier sports and entertainment marketer and manufacturer. Fotoball’s products and services are sold into distinct markets by four separate sales groups: Fotoball Sports, which services national and regional retailers; Fotoball Entertainment Marketing, which services entertainment destinations such as theme parks, resorts and casinos; Fotoball Sports Team, which supports the retail needs of professional franchises across the nation; and Marketing Headquarters, the promotional group developing custom programs for Fortune 500 companies. Fotoball currently holds licenses with Major League Baseball, the National Football League, the National Hockey League, the National Basketball Association, more than 100 NCAA colleges, Warner Bros. “Scooby Doo”, Marvel’s “Spider-Man”, “Incredible Hulk” and “X-Men” and Nickelodeon’s “Blue’s Clues.”

FORWARD LOOKING STATEMENTS:

This news release includes forward-looking statements. K2 and Fotoball USA caution that these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including but not limited to the companies’ ability to complete the transaction and successfully integrate the two companies, global economic conditions, product demand, financial market performance and other risks described in each company’s annual report on Form 10-K for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date hereof and K2 and Fotoball USA disclaim any intent or obligation to update such statements.

ADDITIONAL INFORMATION:

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4 to be filed with the SEC by K2. K2 will also file with the SEC a Schedule TO, and Fotoball USA will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. K2 and Fotoball USA expect to mail a prospectus of K2 and related exchange offer materials, as well as the Schedule 14D-9, to Fotoball USA stockholders. Fotoball USA stockholders are urged to carefully read these documents and the other documents relating to the exchange offer when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports, proxy statements and other information filed with the SEC by K2 or Fotoball USA, at the SEC’s website at http:www.sec.gov. A free copy of the exchange offer materials, when they become available, may also be obtained from K2 or Fotoball USA.